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Filed Pursuant to Rule 433
Registration No. 333-175035
May 2, 2012
Relating to Preliminary Prospectus
dated April 23, 2012

              On May 2, 2012, PetroLogistics LP filed Amendment No. 8 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its Preliminary Prospectus dated April 23, 2012 (the "Preliminary Prospectus"). The following summarizes the disclosure in the prospectus included in Amendment No. 8 to the Registration Statement that either did not appear in or updates the disclosure in the Preliminary Prospectus. References below to "we," "us," "our" are used in the manner described in the Preliminary Prospectus.

Chemical Data's Forecast of Commodity Prices during the Quarter Ending June 30, 2012

              On May 1, 2012, Chemical Data published a new commodity price forecast, which had the impact of reducing the forecasted propane-to-propylene spread from $0.43 to $0.41 for the quarter ending June 30, 2012. For this period, Chemical Data lowered its propane price forecast, which was more than offset by a decrease in its forecasted propylene price. Chemical Data lowered its propylene price forecast due to softer expected U.S. demand for the month of May, which they attribute in part to weaker propylene derivatives exports, and the further reduction of current propylene inventories by market participants. By the third quarter of 2012, Chemical Data expects propylene inventories to have been reduced to more typical levels and demand to stabilize as the projected propylene price reduction spurs derivative consumption.

              Accordingly, the disclosure set forth in the Preliminary Prospectus under "Summary—Recent Developments" has been revised to reflect an average propane-to-propylene spread of $0.41 per pound for propylene produced during this period. Please see "Risk Factors—The propylene business is, and propylene prices are, cyclical and highly volatile and have experienced substantial downturns in the past. Cycles in demand and pricing could potentially expose us to significant fluctuations in our operating and financial results, and expose you to substantial volatility in our quarterly cash distributions and material reductions in the trading price of our common units."

Chemical Data's Forecast of Commodity Prices during the Forecast Period

              Chemical Data's new commodity price forecast also had an impact of reducing the forecasted propane-to-propylene spread from $0.42 to $0.40 for the twelve months ending June 30, 2013. According to Chemical Data, this is in part due to a reduction in their crude price forecast for the period and a slightly more conservative propylene price forecast, partly offset by a decreased propane price.

              Accordingly, we have updated the disclosure in the Preliminary Prospectus to reflect Chemical Data's new commodity price forecast in the following manner:

  •
  The sensitivity chart and footnotes thereto contained in "Summary—Our Competitive Strengths—Pure-play propane-to-proplyene production" on page 2 and "Business—Our Competitive Strengths—Pure-play propane-to-proplyene production" on page 96 has been updated in its entirety to read as set forth in Exhibit A, to reflect the updated pricing forecast as it affects the Propane-to-Propylene Spread, Adjusted EBITDA and Cash Available for Distribution;

  •
  The disclosure under "Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Available Cash" has been updated in its entirety to read as set forth on Exhibit B;

  •
  The amount of forecasted cash available for distribution, as it appears on pages 14, 21 and 54 has been reduced from $305.7 million, or $2.20 per common unit, to $282.1 million, or $2.03 per common unit; and

  •
  The table contained in "Industry Overview—Propylene Industry Overview" on page 82 entitled Historical and Projected Propylene Pricing Levels" has been updated to reflect the new forecasted propylene prices.

Reduction in Price Range for the Offering of Our Common Units

              The proposed price range of the common units representing limited partner interests in us being offered has been reduced from $19.00 to $21.00 per common unit to $17.00 to $19.00 per common unit.

              Accordingly, we have updated the disclosure in the Preliminary Prospectus in the following manner:

  •
  The amount of net proceeds from the offering to us, as reflected in "Summary—The Offering—Use of Proceeds" and "Use of Proceeds" on pages 12 and 48, respectively, has been reduced from approximately $23.3 million to approximately $20.5 million, based on an assumed initial public offering price of $18.00 per unit (the mid-point of the range set forth on the cover page of the Preliminary Prospectus) and after deducting related underwriting discounts and commissions and the estimated expenses of this offering;

  •
  The amount of net proceeds from the offering to Propylene Holdings LLC, the selling unitholder, as reflected in "The Transactions and Our Structure and Organization" on pages 46 and 47 has been reduced from $629.8 to $566.8 million;

  •
  The disclosure under "Summary—Summary Historical and Pro Forma Consolidated Financial Information" has been restated in its entirety to read as set forth on Exhibit C;

  •
  The disclosure under "Capitalization" has been updated to reflect the new mid-point of the range, upon which the calculations in that section is, in part, based;

  •
  The disclosure under "Dilution" has been updated to reflect the new mid-point of the range, upon which the calculations in that section is, in part, based, and the associated reduction in dilution from $17.55 to $15.57 per common unit has been reflected on page 39 of the Preliminary Prospectus;

  •
  The disclosure under "Selected Historical and Pro Forma Consolidated Financial Information" has been updated in its entirety to read as set forth on Exhibit D;

  •
  The disclosure relating to the number of units our sponsors will own following this offering on pages 99 and 126 has been updated, and the disclosure under "Security Ownership of Certain Beneficial Owners and Management" has been updated in its entirety to read as set forth on Exhibit E;

  •
  The estimated amounts our executive officers will receive in respect of their profits interests awards reflected on page 115 has been updated;

  •
  The number of common units we intend to register on Form S-8 that will be issuable under our long-term incentive plan has increased from 5,000,000 to 5,555,556, as reflected on pages 120 and 152;

  •
  The total purchase price, underwriter's discounts and commissions and total proceeds to the selling unitholder from the exercise of the underwriters' option in full set forth under "Underwriting" on page 168 of the Preliminary Prospectus have been reduced from

    $105.0 million to $94.5 million, $6.3 million to $5.7 million, and $98.7 million to $88.8 million, respectively; and

  •
  The disclosure under "Unaudited Pro Forma Consolidated Financial Statements" on pages P-2 and P-6 have been updated to reflect the reduced proceeds to us from the offering.

Jumpstart Our Business Startups Act (JOBS Act) Opt-Out

              We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act (the "JOBS Act"), and are therefore eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including the requirement to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and securityholder approval of any golden parachute payments not previously approved. However, we will not take advantage of any exemptions or other relief provided to emerging growth companies under the JOBS Act. In addition, our decision to opt-out of an extended transition period provided to emerging growth companies for the adoption of certain new or revised accounting standards is irrevocable.

              Accordingly, the disclosure set forth on the cover page of the Preliminary Prospectus and under "Summary—Our Emerging Growth Company Status" on page 6 has been updated to reflect: (i) our qualification as an emerging growth company; (ii) the requirements to remain so; (iii) the exemptions and other advantages provided to emerging growth companies under the JOBS Act; and (iv) our decision to opt out of such exemptions and advantages.

              The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This registration statement can be accessed through the following link: http://sec.gov/Archives/edgar/data/1523733/000104746912005159/0001047 469-12-005159-index.htm. Before you invest, you should read the prospectus in that registration statement, the free writing prospectus and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at (866) 718-1649, Citigroup Global Markets Inc. toll-free at (800) 831-9146 or UBS Securities LLC toll-free at (888) 827-7275.

 EXHIBIT A

	Illustrative Sensitivity to Propane-to-Propylene Spread(1)(2)					Pro Forma Twelve Months Ended December 31, 2011(2)(3)	Forecasted Twelve Months Ending June 30, 2013(2)(4)
	(dollars in millions unless otherwise indicated)
Propane-to-Propylene Spread (¢/lb)(5)	15.0	25.0	35.0	45.0	55.0	33.9	39.6
Adjusted EBITDA	27.4	156.8	286.2	415.6	545.0	256.2	346.0
Available Cash	(33.4)	94.7	222.8	350.9	479.0	193.2	282.1

(1)
The price sensitivity analysis in this table is based on the assumptions described in our forecast of Adjusted EBITDA for the twelve months ending June 30, 2013. This includes 1.294 billion pounds of propylene sold and 378.1 million gallons of propane utilized. It also assumes $17.6 million of by-product sales, $35.4 million of fuel and utilities expense, $16.8 million of insurance and property taxes, $50.3 million of direct operating expense and other and $14.5 million of general and administrative expense. All other customer discounts and upcharge/delivery fees are per our June 30, 2013 forecast. There can be no assurance that we will achieve our Adjusted EBITDA forecast for the twelve months ending June 30, 2013 or any of the specified levels of Adjusted EBITDA indicated above, or that the various propane-to-propylene spreads will achieve any of the levels specified above. These figures do not include the impact of any commodity derivative contracts. Our current commodity derivative contracts apply to the 2012 and 2013 calendar years, and are calculated based on the price of propane as a fixed percentage of the price of Brent crude oil. In connection with the closing of this offering, the PL Manufacturing Members, through our general partner, will be allocated all of our benefits and obligations under the propane swaps. See "Certain Relationships and Related Party Transactions—Agreements with Affiliates of our General Partner—Omnibus Agreement."

(2)
See "Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Available Cash" for a reconciliation of our Adjusted EBITDA forecast to our net income forecast for the twelve months ending June 30, 2013 and a discussion of the assumptions underlying our forecast.

(3)
Reflects financial results as if the plant had been fully operational during the period. Assumes realized market pricing levels during the twelve months ended December 31, 2011 for propylene, propane, hydrogen, and C4 mix/C5+ streams and natural gas and that all other expenses, production rates, performance ratios, customer discounts, upcharge/delivery fees and conversion factors are consistent with the forecast for the twelve months ending June 30, 2013. These figures do not include the impact of any commodity derivative contracts. Our current commodity derivative contracts apply to the 2012 and 2013 calendar years, and are calculated based on the price of propane as a fixed percentage of the price of Brent crude oil. In connection with the closing of this offering, the PL Manufacturing Members, through our general partner, will be allocated all of our benefits and obligations under the propane swaps. See "Certain Relationships and Related Party Transactions—Agreements with Affiliates of our General Partner—Omnibus Agreement."

(4)
PGP Contract Benchmark and Propane pricing forecast provided per Chemical Data as of May 1, 2012. See "Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Available Cash" for a discussion of the assumptions underlying our forecast.

(5)
Propane-to-propylene spread calculated as (PGP Contract Benchmark Price (¢/lb)—1.2* (Propane Price (¢/gl) / 4.2)). This calculation assumes that it takes approximately 1.2 pounds of propane to make 1.0 pound of propylene, and one gallon of propane weighs approximately 4.2 pounds.

 EXHIBIT B

              We have a limited operating history upon which to rely in evaluating whether we will have sufficient cash to allow us to pay distributions on our common units. While we believe, based on our financial forecast and related assumptions, that we should have sufficient cash to enable us to pay the forecasted aggregate distribution on all of our common units for the twelve months ending June 30, 2013, we may be unable to pay the forecasted distribution or any amount on our common units.

              We intend to pay our quarterly distributions on or about the 15th day of each February, May, August and November to holders of record on or about the first day of each such month. We expect our first distribution will include available cash for the period from the closing of this offering through June 30, 2012.

              In the section that follows, we present "PetroLogistics LP Estimated Available Cash for the Twelve Months Ending June 30, 2013," that contains our unaudited forecast of available cash for the twelve months ending June 30, 2013.

Forecasted Available Cash

              We do not as a matter of course make or intend to make projections as to future sales, earnings, or other results. However, our management has prepared the prospective financial information set forth below in the table entitled "PetroLogistics LP Estimated Available Cash for the Twelve Months Ending June 30, 2013" to supplement the historical and unaudited pro forma consolidated financials included elsewhere in this prospectus. The table presents our expectations regarding our ability to generate $282.1 million of available cash for the twelve months ending June 30, 2013. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information. Neither our independent registered public accounting firm, nor any other registered public accounting firm, has compiled, examined, or performed any procedures with respect to the prospective financial information contained in this section, nor have any of them expressed any opinion or any other form of assurance on such information or its achievability and each assumes no responsibility for, and disclaims any association with, the prospective financial information. Our independent registered public accounting firm's reports included elsewhere in this prospectus relate to our audited historical financial information. These reports do not extend to the tables and the related forecasted information contained in this section and should not be read to do so. See "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors."

              During the twelve months ending June 30, 2013, we estimate that we will generate $282.1 million of available cash. In "—Assumptions and Considerations" below, we discuss the major assumptions underlying this estimate. We can give you no assurance that our assumptions will be realized or that we will generate any available cash, in which event we will not be able to pay quarterly cash distributions on our common units.

              Although we have not included data for the six months ending June 30, 2012, based on our review of preliminary information available to us in respect of the three months ended March 31, 2012, and management's expectations with respect to the three months ending June 30, 2012, we believe that our results of operations for the six months ending June 30, 2012, will be substantially consistent with our expectations for the twelve months ending June 30, 2013. As a result, we do not anticipate that our available cash for the six months ending June 30, 2012 will be materially different (other than due to the shorter length of the period) from our forecasted available cash for the twelve months ending June 30, 2013.

              When considering our ability to generate available cash and how we calculate forecasted available cash, investors should keep in mind all of the risk factors and other cautionary statements under the headings "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements," which describe factors that could cause our results of operations and available cash to vary significantly from our estimates.

              The assumptions and estimates underlying the prospective financial information are inherently uncertain. Although such assumptions and estimates are considered, as of the date of this prospectus, to be reasonable by our management team, such assumptions and estimates are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of our future performance or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

              We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast to reflect events or circumstances after the date of this prospectus. In light of the above, the statement that we believe that we will have sufficient available cash to allow us to pay the forecasted quarterly distributions on all of our outstanding common units for the twelve months ending June 30, 2013, should not be regarded as a representation by us or the underwriters or any other person that we will make such distributions. Therefore, you are cautioned not to place undue reliance on this information.

              The following table shows how we calculate estimated available cash for the twelve months ending June 30, 2013. The assumptions that we believe are relevant to particular line items in the table below are explained in the corresponding footnotes and in "—Assumptions and Considerations."

 PetroLogistics LP
Estimated Available Cash for the
Twelve Months Ending June 30, 2013

              The following table illustrates the amount of cash that we estimate that we will generate for the twelve months ending June 30, 2013 that would be available for distribution to our unitholders. All of the amounts for the twelve months ending June 30, 2013 in the table below are estimates.

Twelve Months Ending June 30, 2013
(in millions)
Total sales	$966.1
Cost of sales:
Storage, delivery & pipeline management fees	2.4
Production cost:
Propane	519.0
Fuel and utilities	35.4
Depreciation, amortization and accretion	37.3
Insurance and property taxes	16.8
Direct operating expenses and other	50.3

Total production cost	658.8
Change in product inventory	(17.9)

Total cost of sales	643.3

Gross profit	322.8
Realized loss on derivatives	17.7
Unrealized gain on derivatives	(17.7)
General and administrative expense	14.5
Interest expense and other financing costs	29.1
Interest income	(0.4)
Income tax expense	3.2

Net income	$276.4
Adjustments to reconcile net income to Adjusted EBITDA:
Add:
Interest expense and other financing costs	29.1
Unrealized gain on derivatives	(17.7)
PL Manufacturing Members' contribution	17.7
Income tax expense	3.2
Depreciation, amortization and accretion	37.3

Adjusted EBITDA	$346.0
Adjustments to reconcile Adjusted EBITDA to available cash:
Subtract:
Debt service costs	29.5
Cash income tax	3.2
Reserve for catalyst turnaround	23.7
Capital expenditures(1)	7.5

Available cash(2)	$282.1

New credit facilities(3):
Interest coverage ratio	11.9x
Leverage ratio	0.8x

(1)
Offset of net proceeds from this offering of $23.2 million and cash reserves on hand of $9.1 million.

(2)
Reflects capital contributions of $17.7 million from PL Manufacturing and the PL Manufacturing Members for realized losses paid on the propane swaps, as contemplated by the omnibus agreement.

(3)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of the covenants in respect of our new credit facilities.

Assumptions and Considerations

    General

              Based upon the specific assumptions outlined below with respect to the twelve months ending June 30, 2013, we expect to generate Adjusted EBITDA and available cash in an amount sufficient to allow us to make quarterly distributions totalling $2.03 per common unit on all of our outstanding common units for the twelve months ending June 30, 2013.

              While we believe that these assumptions are reasonable in light of our management's current expectations concerning future events, the estimates underlying these assumptions are inherently uncertain and are subject to significant business, economic, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not correct, the amount of actual cash available to pay quarterly distributions could be substantially less than the amount we currently estimate and could, therefore, be insufficient to allow us to pay the forecasted aggregate quarterly cash distributions for the twelve months ending June 30, 2013, or any amount, on all of our outstanding common units, in which event the market price of our common units may decline substantially. When reading this section, you should keep in mind the risk factors and other cautionary statements under the headings "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements." Any of the risks discussed in this prospectus could cause our actual results to vary significantly from our estimates.

              The accompanying financial forecast and specific significant forecast assumptions of PetroLogistics LP present the forecasted results of operations of PetroLogistics LP for the twelve months ending June 30, 2013, assuming that the Transactions (as defined on page 45 of this prospectus) had occurred at the beginning of such period.

    Capacity Utilization Rates

              For the twelve months ending June 30, 2013, we estimate our facility will operate at an average capacity utilization rate of approximately 91% on an annual basis after making an allowance for downtime associated with maintenance on the facility and the potential for customers to nominate volumes below their maximum allocations. There is no planned downtime for the forecast period. Our newly constructed facility has an annual production capacity of approximately 1.45 billion pounds of propylene.

    Sales

              Propylene.    We have secured contracts with Dow, Total, BASF, INEOS and LyondellBasell for the purchase of an aggregate minimum offtake volume of approximately 75% and maximum offtake volume of approximately 100% of our current facility propylene capacity. We forecast that we will sell approximately 1.294 billion pounds of propylene (or 89% of our current facility capacity) at an average price of $0.73 per pound, inclusive of customer discounts and PGP/CGP mix, during the forecast period. The forecasted benchmark price for PGP was determined by management based on price projection data received from Chemical Data and is forecasted to be $0.78 per pound. Based on these assumptions, we forecast our net propylene sales for the twelve months ending June 30, 2013, will be approximately $948.5 million.

              Holding all other variables constant, we expect that a 10% change in the price per pound of propylene would change our forecasted available cash by approximately $94.8 million for the twelve months ending June 30, 2013.

              Hydrogen.    We have executed a ten-year contract with Praxair in which Praxair has committed to buy a minimum of 93% of the hydrogen we produce. We forecast that we will sell approximately 6.1 million MSCF (thousand standard cubic feet) of hydrogen to Praxair at an average price of $1.35 per MSCF for net sales of $8.2 million during the forecast period. The estimated amount of hydrogen we will produce during the forecast period was determined by management based upon the amount of propylene we expect to produce. The estimated price per MSCF of hydrogen sold during the forecast period was determined by management based on price projections data received from Chemical Data.

              C4 Mix/C5+ Streams.    We estimate that we will sell approximately 25.2 million pounds of C4 mix/C5+ streams at an average price of $0.38 per pound for net sales of $9.4 million during the forecast period. We estimate net sales based on a forecast of future C4 mix/C5+ streams prices multiplied by the number of pounds we estimate we will produce and sell during the forecast period. The estimated amount of C4 mix/C5+ streams we will produce during the forecast period was determined by management based upon the amount of propylene we expect to produce. The estimated price per pound of C4 mix/C5+ streams sold during the forecast period was determined by management based on price projections data received from Chemical Data.

              Based on these assumptions, we estimate that our total net sales for the twelve months ending June 30, 2013, will be approximately $966.1 million.

    Cost of Sales

              Cost of sales includes cost of propane, fuel and utility expenses, depreciation, amortization and accretion expense, insurance and property taxes, direct operating expenses, other expenses and changes in inventory. Our feedstock and raw material expenses consist of inputs into the propylene production process which are driven by commodity prices and volumes. Approximately 81% of our forecasted cost of sales is related to the purchase of propane. We estimate that our cost of sales for the twelve months ending June 30, 2013, will be approximately $643.3 million, or approximately 67% of sales, approximately $13.2 million of which will be paid to our general partner to reimburse it for payroll and benefits expenses of production employees incurred on our behalf.

              Propane.    We intend to purchase 100% of our required propane feedstock volumes through a multi-year supply contract with Enterprise. This supply contract will be priced at a published high-low monthly average price plus certain contractual upcharges and delivery fees. We assume that our product yield will be a ratio of approximately 1.2 pounds of propane to 1.0 pound of propylene and that we will purchase a total of 378.1 million gallons (or 1.59 billion pounds) of propane during the forecast period. We estimate that our total propane expense for the twelve months ending June 30, 2013, will be approximately $519.0 million and that our realized propane cost for the twelve months ending June 30, 2013, will be approximately $1.37 per gallon. The estimated amount of propane we will utilize during the forecast period was determined by management based upon the amount of propylene we expect to produce and the yield we forecast for our PDH facility. The estimated price per gallon of propane we will pay during the forecast period was determined by management based on price projections data received from Chemical Data.

              Holding all other variables constant, we estimate that a 10% change per gallon in the price of propane would change our forecasted available cash by $51.9 million for the twelve months ending June 30, 2013.

              Fuel/Utilities.    We intend to purchase our natural gas fuel pursuant to a three-year contract with Kinder Morgan. We use natural gas to run our generator, propane heater and other related systems. We estimate that our total natural gas usage expense, based upon the amount of propylene we expect to produce, for the twelve months ending June 30, 2013, will be approximately $25.9 million and that our average natural gas cost for the twelve months ending June 30, 2013, will be approximately $2.60 per MMBtu. The estimated price per MMBtu of natural gas we will pay during the forecast period was determined by management based on price projections data received from Chemical Data. We also incur variable electricity, nitrogen and water usage expenses necessary to operate our dehydrogenation facility on a day-to-day basis. Based on management's usage expectations, we estimate that our electricity, nitrogen and water expense will be approximately $9.5 million. We estimate that our total fuel and utilities expense for the twelve months ending June 30, 2013, will be approximately $35.4 million.

              Depreciation, Amortization and Accretion.    We estimate that depreciation, amortization and accretion for the twelve months ending June 30, 2013, will be approximately $37.3 million.

              Insurance and Property Taxes.    A significant component of our cost of sales is the cost of insurance and property taxes, which we expect to be approximately $16.8 million for the twelve months ending June 30, 2013.

              Direct Operating Expenses and Other.    Direct operating expenses include all direct and indirect labor at the facility, materials, supplies, and other expenses associated with the operation and maintenance of the facility. We estimate that our direct operating and other expenses for the twelve months ending June 30, 2013, will be approximately $50.3 million.

    General and Administrative Expense

              General and administrative expense includes salary and benefits costs for executive management, accounting and information technology personnel, legal, audit, tax and other professional service costs and charges for equity-based compensation expense. We estimate that our general and administrative expense, excluding equity-based compensation expense, will be approximately $14.5 million for the twelve months ending June 30, 2013. Of the $14.5 million of total general and administrative expense, we estimate that we will pay approximately $6.7 million to our general partner to reimburse it for general and administrative payroll and benefits expenses and other administrative overhead costs it incurs on our behalf.

    Debt Service

              Debt service is defined as cash interest expense and debt amortization payments. As part of the Transactions, we borrowed $350.0 million under our new term loan facility at an assumed average interest rate of 7% and an annual amortization rate of 1%. We also entered into a $120.0 revolving credit facility and will pay associated interest expense for the twelve months ending June 30, 2013. We assume amortization of approximately $3.1 million of deferred financing and original issue discount costs related to our term loan facility and revolving credit facility. We have assumed that the average interest rate on the revolver will be 6%.

    Income Taxes

              We estimate that we will pay no federal income tax during the forecast period. We believe the only income tax to which our operations will be subject is the Texas Margin Tax which is estimated to be 1.0% of gross margins for the twelve months ending June 30, 2013.

    Regulatory, Industry and Economic Factors

              Our forecast for the twelve months ending June 30, 2013, is based on the following assumptions related to regulatory, industry and economic factors:

  •
  no material nonperformance or credit-related defaults by suppliers, customers or vendors;

  •
  no new regulation or interpretation of existing regulations that, in either case, would be materially adverse to our business;

  •
  no material accidents, weather-related incidents, floods, unplanned turnarounds or other downtime or similar unanticipated events that would reduce our capacity utilization below 90%;

  •
  no material adverse change in the markets in which we operate resulting from reduced demand for propylene or significant changes in the market prices and supply levels of propane;

  •
  no material decreases in the prices we receive for our propylene;

  •
  no material changes to market or overall economic conditions; and

  •
  an annual inflation rate of 3.0%.

              Actual conditions may differ materially from those anticipated in this section as a result of a number of factors, including, but not limited to, those set forth under "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

    Compliance with Debt Covenants

              Our ability to make distributions could be affected if we do not remain in compliance with the covenants contained in our new credit facilities. We have assumed we will be in compliance with such covenants.

    Losses on Derivatives

              In October 2011, we entered into propane swaps intended to mitigate our exposure to changes in the price of propane that we purchase. We estimate that losses attributable to these propane swaps will be $17.7 million during the forecast period. In connection with the closing of this offering, any amounts received by us under the propane swaps will be distributed, through our general partner, to PL Manufacturing and the PL Manufacturing Members, and any amounts that we are required to pay under the propane swaps are expected to be contributed back to us as a capital contribution by PL Manufacturing and the PL Manufacturing Members. In the absence of the omnibus agreement, we would not receive contributions to offset the projected losses on derivatives, in which case we estimate that our available cash will be $264.4 million for the twelve months ending June 30, 2013. For more information regarding the propane swaps, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure about Market Risk."

 EXHIBIT C

Summary Historical and Pro Forma Consolidated Financial Information

              The summary historical financial information presented below under the caption Statement of Operations Data for each of the four years in the period ended December 31, 2011, and the summary historical financial information presented below under the caption Balance Sheet Data as of December 31, 2011, 2010, 2009 and 2008, have been derived from the audited financial statements of our predecessor, PL Propylene, included elsewhere in this prospectus. Our predecessor was formed in January 2007 and acquired the site where our PDH facility is located in March 2008. We commenced operations in October 2010 and, after an approximately year-long start-up and plant optimization phase, achieved production rates at or near current capacity beginning in December 2011.

              The summary unaudited pro forma consolidated financial information presented below under the caption Statement of Operations Data for the year ended December 31, 2011, and the summary unaudited pro forma consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2011, have been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2011, was prepared based on the assumption that we were in existence as a separate entity throughout that period and that the transactions described below occurred on January 1, 2011:

  •
  the entry by us into a new $350.0 million term loan facility and a $120.0 million revolving credit facility, the related drawing of $350.0 million from the new term loan facility and the use of (1) $99.3 million of borrowings and restricted cash of $45.8 million on deposit with the lender to refinance and cancel our prior term loan facility and revolving credit facility, (2) approximately $211.0 million to reimburse our sponsors for construction capital expenditures, and (3) approximately $18.5 million to pay associated financing costs and debt discounts. PL Propylene will use the remaining amount (approximately $21.2 million) for general working capital purposes;

  •
  the contribution of PL Propylene LLC to us by Propylene Holdings;

  •
  the issuance and sale by us and the sale by Propylene Holdings, of 1,500,000 and 33,500,000 common units, respectively, to the public, representing an aggregate 25% limited partner interest in us;

  •
  the payment by us of $1.6 million of underwriting discounts and commissions and estimated offering expenses of approximately $4.9 million; and

  •
  the application of the net proceeds from the issuance and sale of 1,500,000 common units by us as described in "Use of Proceeds."

              The unaudited pro forma consolidated balance sheet as of December 31, 2011, was prepared based on the assumption that the Transactions (as defined on page 45) occurred on December 31, 2011. The unaudited pro forma consolidated financial data is not comparable to our historical financial data. A more complete explanation of the unaudited pro forma consolidated data can be found in our unaudited pro forma consolidated financial statements and accompanying notes included elsewhere in this prospectus.

              The historical data presented below has been derived from financial statements that have been prepared using accounting principles generally accepted in the United States, or GAAP, and the unaudited pro forma consolidated data presented below has been derived from the "Unaudited Pro Forma Consolidated Financial Statements" included elsewhere in this prospectus. This data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Historical				Unaudited Pro Forma Consolidated
	Year Ended December 31,
					Year Ended December 31, 2011
	2011	2010	2009	2008
	(dollars in millions, except per unit data and as otherwise indicated)
Statement of Operations Data:
Sales	$614.9	$30.4	$—	$—	$614.9
Cost of sales	496.8	41.9	—	—	496.8
General and administrative expense	73.3	22.9	4.3	4.7	73.3
Management fee	2.0	—	—	—	—
Loss on derivatives	1.7	—	—	—	1.7

Operating income (loss)	41.1	(34.4)	(4.3)	(4.7)	43.1
Interest income (expense), net	(17.9)	(5.4)	(0.2)	0.7	(28.9)
Other income	0.1	0.1	—	—	0.1

Net income (loss) before income tax expense	$23.3	$(39.7)	$(4.5)	$(4.0)	$14.3
Income tax expense	(1.4)	—	—	—	(1.4)

Net income (loss)	$21.9	$(39.7)	$(4.5)	$(4.0)	$12.9

Pro forma net income per common unit, basic and diluted					$.09
Pro forma number of common units, basic and diluted in millions					139.0
Balance Sheet Data:
Cash (including restricted cash balances)	$45.8	$6.9	$30.0	$71.8	$44.4
Working capital(1)	64.0	16.0	9.9	61.4	61.8
Total assets	741.5	668.9	484.6	214.1	740.2
Total debt, net of discount (including current portion)	145.1	189.5	94.7	—	343.0
Member's equity	544.8	456.1	365.5	202.9	348.5
Financial and Other Data:
Cash flows provided by (used in) operating activities	$84.6	$(53.2)	$—	$(1.0)
Cash flows used in investing activities	(28.5)	(157.4)	(281.2)	(170.0)
Cash flows provided by (used in) financing activities	(56.1)	210.7	249.1	203.0
Adjusted EBITDA(2)	144.8	(12.6)	(3.6)	(2.0)	146.8
Capital expenditures	28.5	187.5	291.0	130.2
Key Operating Data:
Production volume (thousand pounds, unless otherwise noted):
Propylene	844,608	76,522	—	—
Hydrogen (thousand standard cubic feet, MSCF)	3,802,923	—	—	—
C4 mix/C5+ streams	17,302	247	—	—

(1)
Working capital is defined as current assets, including cash, less current liabilities, excluding bank debt.

(2)
Adjusted EBITDA is defined as net income (loss) plus interest expense and amortization of deferred financing costs, income tax expense, depreciation, amortization and accretion, equity-based compensation expense and unrealized loss on derivatives.

    Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

  •
  the financial performance of our assets without regard to financing methods, capital structure, income taxes or significant non-cash expenses;

  •
  our operating performance and return on invested capital compared to those of other publicly traded limited partnerships, without regard to financing methods and capital structure;

  •
  our ability to generate cash sufficient to make distributions to our unitholders; and

  •
  our ability to incur and service debt and to fund capital expenditures.

Adjusted EBITDA should not be considered an alternative to net income, operating income, net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA may have material limitations as a performance measure because it excludes some, but not all, items that affect net income from operations. In addition, Adjusted EBITDA presented by other companies may not be comparable to our presentation, since each company may define this term differently. The following table presents a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, net income, on a historical basis and pro forma basis, as applicable, for each of the periods indicated:

	Historical				Unaudited Pro Forma Consolidated
	Year Ended December 31,
					Year Ended December 31, 2011
	2011	2010	2009	2008
	(dollars in millions)
Reconciliation of Net income (loss) to Adjusted EBITDA:
Net income (loss)	$21.9	$(39.7)	$(4.5)	$(4.0)	$12.9
Plus:
Interest expense and amortization of deferred financing costs	17.9	5.4	0.8	—	28.9
Income tax expense	1.4	—	—	—	1.4
Depreciation, amortization and accretion	37.5	7.2	0.1	—	37.5
Equity-based compensation expense	64.4	14.5	—	2.0	64.4
Unrealized loss on derivatives	1.7	—	—	—	1.7

Adjusted EBITDA	$144.8	$(12.6)	$(3.6)	$(2.0)	$146.8

 EXHIBIT D

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

              The selected historical financial information presented below under the caption Statement of Operations Data for each of the four years in the period ended December 31, 2011, and the selected historical financial information presented below under the caption Balance Sheet Data as of December 31, 2011, 2010, 2009 and 2008, have been derived from the audited financial statements of our predecessor, PL Propylene, included elsewhere in this prospectus. Our predecessor was formed in January 2007 and acquired the site where our PDH facility is located in March 2008. We commenced operations in October 2010 and, after an approximately year-long start-up and plant optimization phase, achieved production rates at or near current capacity beginning in December 2011.

              The selected unaudited pro forma consolidated financial information presented below under the caption Statement of Operations Data for the year ended December 31, 2011, and the selected unaudited pro forma consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2011, have been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2011, was prepared based on the assumption that we were in existence as a separate entity throughout that period and that the transactions described below occurred on January 1, 2011:

  •
  the entry by us into a new $350.0 million term loan facility and a $120.0 million revolving credit facility, the related drawing of $350.0 million from the new term loan facility and the use of (1) $99.3 million of borrowings and restricted cash on deposit with our lender to refinance and cancel our prior term loan facility and revolving credit facility, (2) approximately $211.0 million to reimburse our sponsors for construction capital expenditures, and (3) approximately $18.5 million to pay associated financing costs and debt discounts, PL Propylene will use the remaining amount (approximately $21.2 million) for general working capital purposes;

  •
  the contribution of PL Propylene to us by Propylene Holdings;

  •
  the issuance and sale by us and the sale by Propylene Holdings, of 1,500,000 and 33,500,000 common units, respectively, to the public, representing an aggregate 25% limited partner interest in us;

  •
  the payment by us of $1.6 million of underwriting discounts and commissions and estimated offering expenses of approximately $4.9 million; and

  •
  the application of the net proceeds from the issuance and sale of 1,500,000 common units by us as described in "Use of Proceeds."

              The unaudited pro forma consolidated balance sheet as of December 31, 2011, was prepared based on the assumption that the Transactions (as defined on page 45) occurred on December 31, 2011. The unaudited pro forma consolidated financial data is not comparable to our historical financial data. A more complete explanation of the unaudited pro forma consolidated data can be found in our unaudited pro forma consolidated financial statements and accompanying notes included elsewhere in this prospectus.

              The historical data presented below has been derived from financial statements that have been prepared using accounting principles generally accepted in the United States, or GAAP, and the unaudited pro forma consolidated data presented below has been derived from the "Unaudited Pro Forma Consolidated Financial Statements" included elsewhere in this prospectus. This data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Historical
					Unaudited Pro Forma Consolidated
	Year Ended December 31,
					Year Ended December 31, 2011
	2011	2010	2009	2008
	(dollars in millions, except per unit data and as otherwise indicated)
Statement of Operations Data:
Sales	$614.9	$30.4	$—	$—	$614.9
Cost of sales	496.8	41.9	—	—	496.8
General and administrative expense	73.3	22.9	4.3	4.7	73.3
Management fee	2.0	—	—	—	—
Loss on derivatives	1.7	—	—	—	1.7

Operating income (loss)	41.1	(34.4)	(4.3)	(4.7)	43.1
Interest income (expense), net	(17.9)	(5.4)	(0.2)	0.7	(28.9)
Other income	0.1	0.1	—	—	0.1

Net income (loss) before income tax expense	$23.3	$(39.7)	$(4.5)	$(4.0)	$14.3
Income tax expense	(1.4)	—	—	—	(1.4)

Net income (loss)	$21.9	$(39.7)	$(4.5)	$(4.0)	$12.9

Pro forma net income per common unit, basic and diluted					$.09
Pro forma number of common units, basic and diluted in millions					139.0
Balance Sheet Data:
Cash (including restricted cash balances)	$45.8	$6.9	$30.0	$71.8	$44.4
Working capital(1)	64.0	16.0	9.9	61.4	61.8
Total assets	741.5	668.9	484.6	214.1	740.2
Total debt, net of discount (including current portion)	145.1	189.5	94.7	—	343.0
Member's equity	544.8	456.1	365.5	202.9	348.5
Financial and Other Data:
Cash flows provided by (used in) operating activities	$84.6	$(53.2)	$—	$(1.0)
Cash flows used in investing activities	(28.5)	(157.4)	(281.2)	(170.0)
Cash flows provided by (used in) financing activities	(56.1)	210.7	249.1	203.0
Adjusted EBITDA(2)	144.8	(12.6)	(3.6)	(2.0)	146.8
Capital expenditures	28.5	187.5	291.0	130.2
Key Operating Data:
Production volume (thousand pounds, unless otherwise noted):
Propylene	844,608	76,522	—	—
Hydrogen (thousand standard cubic feet, MSCF)	3,802,923	—	—	—
C4 mix/C5+ streams	17,302	247	—	—

(1)
Working capital is defined as current assets, including cash, less current liabilities, excluding bank debt.

(2)
Adjusted EBITDA is defined as net income (loss) plus interest expense and amortization of deferred financing costs, income tax expense, depreciation, amortization and accretion, equity-based compensation expense and unrealized loss on derivatives.

Adjusted EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

  •
  the financial performance of our assets without regard to financing methods, capital structure, income taxes or significant non-cash expenses;

  •
  our operating performance and return on invested capital compared to those of other publicly traded limited partnerships, without regard to financing methods and capital structure;

  •
  our ability to generate cash sufficient to make distributions to our unitholders; and

  •
  our ability to incur and service debt and to fund capital expenditures.

    Adjusted EBITDA should not be considered an alternative to net income, operating income, net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Adjusted EBITDA may have material limitations as a performance measure because it excludes some, but not all, items that affect net income from operations. In addition, Adjusted EBITDA presented by other companies may not be comparable to our presentation, since each company may define this term differently. The following table presents a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, net income, on a historical basis and pro forma basis, as applicable, for each of the periods indicated:

	Historical				Unaudited Pro Forma Consolidated
	Year Ended December 31,
					Year Ended December 31,
	2011	2010	2009	2008	2011
	(dollars in millions)
Reconciliation of Net income (loss) to Adjusted EBITDA:
Net income (loss)	$21.9	$(39.7)	$(4.5)	$(4.0)	$12.9
Plus:
Interest expense and amortization of deferred financing costs	17.9	5.4	0.8	—	28.9
Income tax expense	1.4	—	—	—	1.4
Depreciation, amortization and accretion	37.5	7.2	0.1	—	37.5
Equity-based compensation expense	64.4	14.5	—	2.0	64.4
Unrealized loss on derivatives	1.7	—	—	—	1.7

Adjusted EBITDA	$144.8	$(12.6)	$(3.6)	$(2.0)	$146.8

 EXHIBIT E

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

              The following table presents information regarding beneficial ownership of our common units following this offering by:

  •
  our general partner;

  •
  each of our general partner's directors;

  •
  each of our general partner's executive officers;

  •
  each unitholder known by us to beneficially hold five percent or more of our outstanding units; and

  •
  all of our general partner's named executive officers and directors as a group.

              Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all units beneficially owned, subject to community property laws where applicable. Except as otherwise indicated, the business address for each of our beneficial owners is c/o PetroLogistics LP, 600 Travis Street, Suite 3250, Houston, Texas 77002. The table does not reflect any common units that directors and executive officers may purchase in this offering through the directed unit program described under "Underwriters."

Name of Beneficial Owner(1)	Common Units Beneficially Owned Before the Offering	Percentage of Common Units to be Beneficially Owned Before the Offering	Common Units to be Beneficially Owned After the Offering	Percentage of Total Common Units to be Beneficially Owned After the Offering(2)
Propylene Holdings(3)	136,125,000	97.9%	—	—
PetroLogistics GP LLC(4)	—	—	—	—
Lindsay Goldberg(5)(10)	1,100,000	0.8%	66,126,492	47.6%
York Capital(6)(10)	275,000	0.2%	16,531,623	11.9%
PL Manufacturing(7)(10)	136,125,000	97.9%	104,000,000	74.8%
David Lumpkins(8)(10)	—	—	7,997,049	5.8%
Nathan Ticatch(8)(10)	—	—	6,543,040	4.7%
Hank Jeans(10)	—	—	265,306	0.2%
Sharon Spurlin(10)	—	—	70,748	0.1%
John Parkinson(10)	—	—	176,871	0.1%
Randy Miller(10)	—	—	353,742	0.3%
Alan E. Goldberg(5)	137,225,000	98.7%	104,000,000	74.8%
Lance L. Hirt	—	—	—	—
Zalmie Jacobs	—	—	—	—
Robert D. Lindsay(5)	137,225,000	98.7%	104,000,000	74.8%
Andrew S. Weinberg	—	—	—	—
All directors and executive officers of our general partner as a group (11 persons)(9)	137,225,000	98.7%	104,000,000	74.8%

(1)
As of the date of this prospectus, there are no arrangements for any listed beneficial owner to acquire, within 60 days, any common units from options, warrants, rights, conversion privileges or similar instruments.

(2)
Based on 139,000,000 common units outstanding following this offering.

(3)
Propylene Holdings, the selling unitholder in this offering, is a wholly owned subsidiary of PL Manufacturing, which is managed by a ten-person board of managers. PL Manufacturing may be deemed to share beneficial ownership of the units beneficially owned by Propylene Holdings, but disclaims such beneficial ownership. The table assumes the underwriters do not exercise their option to purchase 5,250,000 additional common units. Immediately following the offering, PL Propylene will distribute all common units it beneficially owns to PL Manufacturing, its sole member.

(4)
PetroLogistics GP LLC, which is indirectly owned by our sponsors, certain of our executive officers and certain of its employees, is our general partner and manages and operates our business and has a non-economic general partner interest in us.

(5)
Prior to this offering, Lindsay Goldberg, through certain affiliated investment funds, owned 80% of our predecessor through its ownership of PL Manufacturing. Alan E. Goldberg and Robert D. Lindsay, through their control of Lindsay Goldberg and its affiliated investment funds, may be deemed to beneficially own the units owned by Lindsay Goldberg, but disclaim such beneficial ownership. The units owned by Lindsay Goldberg, as reflected in the table, are common units. The table assumes the underwriters do not exercise their option to purchase 5,250,000 additional common units and a portion of such units are therefore distributed to Lindsay Goldberg upon the option's expiration. If such option is exercised in full, Lindsay Goldberg will beneficially own 62,565,409 common units, or 45.0% of the total common units outstanding, after this offering.

(6)
Prior to this offering, York Capital, through certain affiliated investment funds, owned 20% of our predecessor through its ownership of PL Manufacturing. The units owned by York Capital, as reflected in the table, are common units. The table assumes the underwriters do not exercise their option to purchase 5,250,000 additional common units and a portion of such units are therefore distributed to York Capital upon the option's expiration. If such option is exercised in full, York Capital will beneficially own 15,641,352 common units, or 11.3% of the total common units outstanding, after this offering.

(7)
Pursuant to Rule 13d-3 under the Exchange Act, the number of common units reflected as beneficially owned by PL Manufacturing includes 98,868,750 common units pledged to it as of the closing of this offering by the PL Manufacturing Members in connection with the omnibus agreement even though the market value of all such units exceeds the amount required to be pledged under the omnibus agreement. PL Manufacturing is managed by a ten-member board of managers. Decisions relating to the voting or investment or disposition of the common units that PL Manufacturing holds require a majority vote of the board.

(8)
The table assumes the underwriters do not exercise their option to purchase 5,250,000 additional common units and such units are therefore distributed to our sponsors and their affiliates, and certain employees of our general partner upon the option's expiration. If such option is exercised in full, Mr. Lumpkins and Mr. Ticatch will beneficially own 7,749,172 and 6,340,231 common units, or 5.6% and 4.6%, respectively, of the total common units outstanding.

(9)
The table assumes the underwriters do not exercise their option to purchase 5,250,000 additional common units and such units are therefore distributed to our sponsors and their affiliates, and certain employees of our general partner upon the option's expiration. If such option is exercised in full, the directors and executive officers of our general partner as a group will beneficially own 98,750,000 common units, or 71.0%, of the total common units outstanding.

(10)
The number of common units reflected as beneficially owned includes the number of common units listed below that will be pledged as of the closing of this offering to PL Manufacturing in connection with the omnibus agreement. Please see "Certain Relationships and Related Party Transactions—Agreements with Affiliates of Our General Partner—Omnibus Agreement."

Name of Beneficial Owner	Common Units Beneficially After the Offering	Percentage of Common Units Beneficially Owned	Common Units Pledged as of Closing
Lindsay Goldberg	66,126,492	47.6%	66,126,492
York Capital	16,531,623	11.9%	16,531,623
David Lumpkins	7,997,049	5.8%	7,997,049
Nathan Ticatch	6,543,040	4.7%	6,543,040
Hank Jeans	265,306	0.2%	265,306
Sharon Spurlin	70,748	0.1%	70,748
John Parkinson	176,871	0.1%	176,871
Randy Miller	353,742	0.3%	353,742

Total	98,064,871	70.6%	98,064,871

Upon the closing of this offering, the PL Manufacturing members will pledge 100% of the common units owned by them even though the market value of all such units exceeds the amount required to be pledged under the omnibus agreement.

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EXHIBIT A
EXHIBIT B
PetroLogistics LP Estimated Available Cash for the Twelve Months Ending June 30, 2013
EXHIBIT C
Summary Historical and Pro Forma Consolidated Financial Information
EXHIBIT D
SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
EXHIBIT E
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT